Buenos Aires, April 26th, 2023

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Appointment of directors.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (‘Comisión Nacional de Valores’) in my capacity as Head of Market Relations of Pampa Energía SA (‘Pampa’ or the ‘Company’) to inform that, on the date hereof, the Company’s Shareholders Meetings appointed: (i) Messrs. Gustavo Mariani, Ricardo Alejandro Torres and Silvana Wasersztrom as regular directors until December 31, 2025; (ii) Messrs. Horacio Turri and María Agustina Montes as alternate directors until December 31, 2025.

We also inform that (i) Messrs. Wasersztrom is an independent director and (ii) Messrs. Mariani, Torres, Turri and Montes are non-independent directors.

Sincerely,

María Agustina Montes

Head of Market Relations